Taft Stettinius & Hollister LLP
425 Walnut Street, Suite 1800
Cincinnati, Ohio 45202
Bridget C. Hoffman
(513) 357-9363

June 10, 2015

Via EDGAR and Federal Express
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Mr. Gregory Dundas

RE: Globalstar, Inc.
Registration Statement on Form S-3
Filed May 8, 2015
File No. 1-33117

Dear Mr. Dundas:

On behalf of our client, we are responding to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 21, 2015 and an oral comment related to the above-referenced registration statement (the “Form S-3”) of Globalstar, Inc. (the “Company”). Today, the Company filed Amendment No. 1 to the Form S-3 (“Amendment No. 1”) reflecting the changes requested by the Staff.

The numbered paragraphs and headings below correspond to the headings set forth in the comment letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meanings given to such terms in the Form S-3. A redline document showing changes between the Form S-3 and Amendment No. 1 has been enclosed for your convenience.

Payment Under the Hughes Agreement, page 1

1.
It is unclear how the issuances of common stock you discuss correlate with the shares listed in the selling stockholder table and the shares being registered. Please revise to clarify your description of the several agreements. In particular, make clear how and when the selling shareholder obtained or will obtain the shares that are being registered.

Response: We have simplified the description of the Company’s agreements with Hughes to focus on the current agreement regarding the shares being registered on the Form S-3. The shares will be issued immediately prior to the effectiveness of the registration statement in order to provide the most current stock price for the calculation.

2.	Please provide the agreements as exhibits to the registration statement.

Response: We have incorporated by reference all of the prior agreements and amendments with Hughes and filed the agreement related to the shares registered pursuant to the Form S-3 as Exhibit 10.21.

3.
It appears from your description that the approximately $15.5 million in shares will not be issued under after your registration statement becomes effective. Please provide us your analysis of how any shares to be issued in the future can be registered for resale on Form S-3 prior to issuance. We refer you to Instruction I.B.3 of Form S-3.

Response: Please see the response to comment 1.

Selling Stockholder, page 2

4.	Please clarify the disclosure in the Selling Stockholder table to explain how the share numbers were derived.

Response: We have clarified the disclosure in footnotes 3 and 4 to the Selling Stockholder table to a more traditional presentation that assumes all shares in this offering will be sold and provided additional detail setting forth the calculation.

* * * * * * * * *
     The Company represents to the Securities and Exchange Commission and its Staff that the Company is responsible for the adequacy and accuracy of the disclosures in its filings. The Company further acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. In addition, the Company will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

   Thank you for your assistance with these matters. If you have any questions or comments, please contact me at your earliest convenience at the number above.

Sincerely,

Bridget C. Hoffman

Cc: James Monroe III
Rebecca S. Clary